Mail Stop 6010

February 11, 2008

R. Scott Jones
President and Chief Executive Officer
Cantel Medical Corp.
150 Clove Road
Little Falls, NJ 07424

> **Re:** **Cantel Medical Corp.**
> **Form 10-K for the Year Ended July 31, 2007**
> **Filed October 15, 2007**
> **File No. 001-31337**

Dear Mr. Jones:

We have reviewed the response letter dated February 8, 2008 and we have the following comment. Where indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Year Ended July 31, 2007
Item 9A. Controls and Procedures, page 47

1.   We reissue our comment. Please note that to determine whether you evaluated the effectiveness of your disclosure controls and procedures for the information presented in your July 31, 2007 Form 10-K, as required by Rule 140.13a-15(b) of the 1934 Act, you must amend to include your conclusion in that Form 10-K.

As appropriate, please amend your filing and respond to this comment within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please understand that we may have additional comments after reviewing your amendment and response to our comment.

Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3635 with any other questions.

Sincerely,

Tim Buchmiller
Senior Attorney